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                              October 14, 2022

       Behrooz Abdi
       Chief Executive Officer
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Post-Effective
Amendment No. 5 to Form S-4
                                                            Filed October 5,
2022
                                                            File No. 333-261055

       Dear Behrooz Abdi:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 5 to Form S-4

       General

   1. We note your disclosure that Jefferies has "waived its entitlement to any fees solely with respect to the proposed
Business Combination." Please revise to disclose what fees, if any,
                                                        Jefferies remains
entitled to under any agreements with any of the parties to the business combination.
   2. Please provide us with any correspondence between Jefferies and the other parties involved with the
business combination relating to the firm's resignation.
   3. Please provide us with the engagement letter between the company and Jefferies.
   4. Please update the registration statement to reflect the results of your October 11, 2022 extraordinary general
meeting.
 Behrooz Abdi
ACE Convergence Acquisition Corp.
October 14, 2022
Page 2
5. Please revise the "Recent Developments" section to quantify the fees paid or due to each of Citi and Jefferies that have been waived or forfeited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.



FirstName LastNameBehrooz Abdi                               Sincerely,
Comapany NameACE Convergence Acquisition Corp.
                                                             Division of
Corporation Finance
October 14, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName